UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Latch, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-39688
(State or other jurisdiction of incorporation)	(Commission File Number)
1220 N Price Road, Suite 2, Olivette, MO         63132
(Address of principal executive offices)     (Zip Code)

Jeff Mayfield, (314) 200-5218
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of Latch, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2024 to December 31, 2024 (the “Covered Period”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the Rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

As provided by applicable guidance from the U.S. Securities and Exchange Commission (the “SEC”) regarding the Rule, this disclosure does not address products that did not enter the stream of commerce in the Covered Period. The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “2017 Guidance”). As permitted under the 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

Description of the Company’s Products

This Form SD relates to products (i) for which Conflict Minerals are necessary to the functionality or production of such products; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which manufacture was completed and the product was offered for sale during the Covered Period. These products (collectively the “Covered Products”) consist of the Company’s smart access hardware, such as smart locks, intercoms and readers. For the Covered Period, the Company contracted with third parties (“Contract Manufacturers”) to manufacture the vast majority of its Covered Products.

Reasonable Country of Origin Inquiry

The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether Conflict Minerals that are necessary to the functionality or production of its Covered Products originated in the Democratic Republic of the Congo or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”), or whether any of the Conflict Minerals may have been from recycled or scrap sources. A summary of the Company’s RCOI process follows:

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the original source of the Conflict Minerals and the ultimate manufacturer of the Covered Products. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are necessary to the functionality or production of the Covered Products.

As an initial step, the Company’s supply chain team evaluated the Company’s products to determine if Conflict Minerals were present and potentially necessary to the production or functionality thereof. Following that evaluation and identification of the Covered Products for the Covered Period, the Company’s supply chain, finance and legal teams identified five potential Contract Manufacturers of Covered Products.

As part of the Company’s RCOI, the supply chain team sent inquiries to, and received responses from, each of the five Contract Manufacturers. The Company’s supply chain, finance and legal teams then reviewed each response.

Contract Manufacturer “A” responded that the products it supplied to the Company did not contain any Conflict Minerals. As a result, the Company determined such products were not Covered Products.

Contract Manufacturer “B” represented that the Conflict Minerals included in the Covered Products it supplied to the Company were not sourced from the Covered Countries.

Contract Manufacturers “C” and “D” each represented that tin was the only Conflict Mineral sourced from the Covered Countries but identified a single smelter as the source of the tin (the “Conformant Smelter”) that had been certified as “Conformant” by the Responsible Minerals Initiative (the “RMI”).

The Company reviewed information regarding smelters and refiners provided by the RMI, which conducts an industry-standard Responsible Minerals Assurance Program (“RMAP”), in which it certifies smelters and refiners worldwide by conducting an independent audit to validate company-level management and sourcing processes for responsible mineral procurement. RMI publishes a list of smelters and refiners that it has certified as “Conformant” with the RMAP assessment protocols and that bear the highest level of Conflict Minerals responsible sourcing certification set by RMI. The Company confirmed that the Conformant Smelter was certified as “Conformant” by the RMI.

The initial response of Contract Manufacturer “E” was internally inconsistent. The supply chain team requested that the manufacturer clarify and resubmit its response. In the resubmitted response, the inconsistency was resolved, and Contract Manufacturer “E” represented that tin was the only Conflict Mineral included in the products it supplied to the Company, but that it had not identified all of the smelters supplying tin. Accordingly, Contract Manufacturer “E” did not know whether any smelters sourced the tin from Covered Countries.

Based on this RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals contained in some Covered Products provided by Contract Manufacturers “C” and “D” may have originated in a Covered Country and are not from recycled or scrap sources; however, as noted above, the Company believes these Conflict Minerals were sourced from a “Conformant” smelter as certified by the RMI. With respect to Contract Manufacturers “B” and “E,” the Company has no reason to believe that necessary Conflict Minerals contained in some Covered Products may have originated in a Covered Country.

A copy of this Form SD, together with a copy of our Conflict Minerals Policy, can be found on our website at https://www.latch.com/pages/investors. The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD.
Item 1.02.    Exhibit
None.

Section 2 - Resource Extraction Issuer Disclosure

Not applicable.

Section 3 - Exhibits

Item 3.01     Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Latch, Inc.

Date:	May 30, 2025	By:	/s/ Jeff Mayfield
		Name:	Jeff Mayfield
		Title:	Chief Financial Officer